7059

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)1

                            Networks Electronic Corp.
- ------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
- ------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    641219100
- ------------------------------------------------------------------------------

                                 (CUSIP Number)

 David Wachtel, 9750 De Soto Avenue, Chatsworth, California 91311 (818) 341-0440
- ------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 1999
- ------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(d), 13d-1(f) or 13d-1(g), check the following box. [ ]

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                      Forms                                   7060
- ------------------------------------------------------------------------------


CUSIP No. 641219100                13D           Page  1   of   6   Pages
                                                     -----    -----


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   (1) Mihai D. Patrichi Trust
                   (2) Ileana Wachtel
                   (3) David Wachtel
                   (4) Rodica Patrichi

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                         (b)[ ]
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
                    N/A
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   (1) Mihai D. Patrichi Trust  - State of California
                   (2) Ileana Wachtel  - USA
                   (3) David Wachtel   - USA
                   (4) Rodica Patrichi - USA

       NUMBER OF          7    SOLE VOTING POWER
        SHARES                 (4) Rodica Patrichi - 0 shares
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER
         EACH                  (1) - (4) 0 shares
       REPORTING               (2) & (4) David & Ileana Wachtel - 0 shares
      PERSON WITH
                          9    SOLE DISPOSITIVE POWER
                               (4) Rodica Patrichi - 0 shares

                          10   SHARED DISPOSITIVE POWER
                               (1) - (4) 0 shares
                               (2) & (4) David & Ileana Wachtel - 0 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (1) Mihai D. Patrichi Trust - 0
     (2) Ileana Wachtel - 0
     (3) David Wachtel - 0
     (4) Rodica Patrichi - 0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (1) Mihai D. Patrichi Trust - 0 (0%)
     (2) Ileana Wachtel - 0 (0%)
     (3) David Wachtel - 0 (0%)
     (4) Rodica Patrichi - 0 (0%)

14   TYPE OF REPORTING PERSON*
     (1) Mihai D. Patrichi Trust - OO
     (2) Ileana Wachtel - IN
     (3) David Wachtel - IN
     (4) Rodica Patrichi - IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    SECURITY AND ISSUER:

                    Common Stock, par value $0.25 per share

                    Networks Electronic Corp.
                    9750 De Soto Avenue
                    Chatsworth, California  91311

ITEM 2.    IDENTITY AND BACKGROUND:

           (1)  (a)    Mihai D. Patrichi Trust, State of California
                (b)    c/o Rodica Patrichi and Ileana Wachtel, 73095
                       Shadow Mountain Drive, Palm Desert, CA  92260
                (c)    N/A
                (d)    N/A
                (e)    N/A
                (f)    N/A

           (2)  (a)    Ileana Wachtel
                (b)    c/o Ileana Wachtel, 9750 De Soto Avenue,
                       Chatsworth CA 91311
                (c)    Political Consultant
                (d)    No
                (e)    No
                (f)    USA

           (3)  (a)    David Wachtel
                (b)    9750 De Soto Avenue, Chatsworth, California  91311
                (c)    CEO of Networks Electronic Corp.
                (d)    No
                (e)    No
                (f)    USA

           (4)  (a)    Rodica Patrichi
                (b)    73095 Shadow Mountain Drive, Palm Desert, CA 92260
                (c)    Retired
                (d)    No
                (e)    No
                (f)    USA

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           No purchase is being made. All shares held by the Mihai D. Patrichi Trust, Ileana Wachtel, David Wachtel and Rodica Patrichi were sold to NE Holdco Corp. pursuant to the terms of a Stock Purchase Agreement dated July 16, 1999 among NE Holdco, the Mihai D. Patrichi Trust, Ileana Wachtel, David Wachtel and Rodica Patrichi on September 9, 1999. Ileana Wachtel and Rodica Patrichi are the co-trustees of the Trust.

ITEM 4.    PURPOSE OF TRANSACTION:

           A court ordered the trust to sell its shares.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER:

           (1)  Mihai Patrichi Trust
                (a)  0 shares (0%)
                (b)  The trust currently has voting power over zero shares
                (c) The trust sold 790,383 shares of Common Stock of NEC to NE Holdco Corp. in a private sale at a purchase price of $7.50 per share pursuant to a Stock Purchase Agreement dated July 16, 1999.

           (2)  Ileana Wachtel
                (a)  0 shares (0%)
                (b)  Ileana Wachtel currently has voting power over zero shares.
                (c) Ileana Wachtel sold 7,277 shares of Common Stock of NEC to NE Holdco Corp. in a private sale at a purchase price of $7.50 per share pursuant to a Stock Purchase Agreement dated July 16, 1999.

           (3)  David Wachtel
                (a)  0 shares (0%)
                (b)  David Wachtel currently has voting power over zero shares.
                (c) David Wachtel sold 75,000 shares of Common Stock of NEC to NE Holdco Corp. in a private sale at a purchase price of $7.50 per share pursuant to a Stock Purchase Agreement dated July 16, 1999.

           (4)  Rodica Patrichi
                (a)  0 shares (0%)
                (b) Rodica Patrichi currently has voting power over zero shares.
                (c) Rodica Patrichi sold 1,103 shares of Common Stock of NEC to NE Holdco Corp. in a private sale at a purchase price of $7.50 per share pursuant to a Stock Purchase Agreement dated July 16, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           See Item 4.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS


           EXHIBIT
           NUMBER      DESCRIPTION
           --------    -----------
           1.          Stock Purchase Agreement, dated July 16, 1999. (1)

           (1) Incorporated by reference to the Schedule 13D filed by NE Holdco Corp. on September 20, 1999.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                             MIHAI D. PATRICHI TRUST

                                                      9/23/99
                                             ---------------------------------
                                                       (Date)

                                                  /S/ ILEANA WACHTEL
                                             ---------------------------------
                                                     (Signature)

                                               Ileana Wachtel - trustee
                                             ---------------------------------
                                                    (Name/Title)

                                                  /S/ RODICA PATRICHI
                                             ---------------------------------
                                                     (Signature)

                                                Rodica Patrichi - Co-Trustee
                                             ---------------------------------
                                                    (Name/Title)



                                             RODICA PATRICHI

                                                      9/23/99
                                             ---------------------------------
                                                       (Date)

                                                  /S/ RODICA PATRICHI
                                             ---------------------------------
                                                     (Signature)

                                                    Rodica Patrichi
                                             ---------------------------------
                                                        (Name)



                                             ILEANA WACHTEL

                                                      9/23/99
                                             ---------------------------------
                                                       (Date)

                                                  /S/ ILEANA WACHTEL
                                             ---------------------------------
                                                     (Signature)

                                                    Ileana Wachtel
                                             ---------------------------------
                                                        (Name)

                                             DAVID WACHTEL

                                                      9/23/99
                                             ---------------------------------
                                                       (Date)

                                                  /S/ DAVID WACHTEL
                                             ---------------------------------
                                                     (Signature)

                                                    David Wachtel
                                             ---------------------------------
                                                       (Name)



     The original statement shall be signed by each person on whose behalf the statement is filed or authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.